SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D
                        (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                         (Amendment No.1)


                  Cobra Electronics Corporation
                         (Name of Issuer)

                Common Stock, par value $.33 1/3
                 (Title of Class of Securities)


                            19104210
                         (CUSIP Number)


                        Gerald M. Laures
           Vice President-Finance and Corporate Secretary
                  Cobra Electronics Corporation
                    6500 West Cortland Street
                     Chicago, Illinois  60707
                          (773) 889-8870
(Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        August 13, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or
(4), check the following box
    ____


Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerry Kalov

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ____
                                                         (b) xxxx

3    SEC USE ONLY

4    SOURCE OF FUNDS

     SC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          ____

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     581,986

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     581,986

10   SHARED DISPOSITIVE POWER

     -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     581,986

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                ____

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%

14   TYPE OF REPORTING PERSON

     IN



This Amendment No. 1 ("Amendment No. 1") is being filed on behalf of Mr. Jerry Kalov. This Amendment No. 1 amends and supplements the Statement on Schedule 13D dated December 31, 1990 (the "Schedule 13D") filed April 22, 1994 with the Securities and Exchange Commission on behalf of Mr. Kalov relating to the common stock, par value $.33 1/3 per share ("Common Stock"), of Cobra Electronics Corporation, a Delaware corporation ("the Company"). Unless otherwise defined in this Amendment No. 1, capitalized terms used herein shall have the meanings specified in the
Schedule 13D.


Item 1.  Security and Issuer.

The Schedule 13D and this Amendment No. 1 relate to the Common
Stock of the Company. The principal executive offices of the Company are located at 6500 West Cortland Street, Chicago,
Illinois 60707.


Item 2.  Identity and Background.

(b) The business address of Mr. Kalov is 6500 West Cortland
Street, Chicago, Illinois 60707.


Item 3.  Source and Amount of Funds or Other Consideration.

No material change.


Item 4.  Purpose of Transaction.

No material change.

(a) Mr. Kalov has presently exercisable options to purchase 491,986 shares of Common Stock granted under the Company's 1988 Stock Option Plan. The exercise prices are $2.875, $2.625 and $3.875 for 70,986, 100,000 and 321,000 shares of Common
Stock, respectively.

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(b)-(j)  Not applicable.


Item 5.  Interest in Securities of the Issuer.

(a) As of August 13, 1997, Mr. Kalov beneficially owned 581,986 shares of Common Stock, or 8.8% of the outstanding Common
Stock. Such number includes presently exercisable options to purchase 491,986 shares of Common Stock (7.4%) granted to Mr. Kalov pursuant to the Company's 1988 Stock Option Plan. (1)

(b) As of August 13, 1997, Mr. Kalov had the sole power to vote or direct the vote and to dispose or direct the disposition of 90,000 shares of Common Stock and the right to acquire, upon exercise of presently exercisable options, the sole power to vote or direct the vote and to dispose or direct the disposition of 491,986 shares of Common Stock.

(c) On August 13, 1997 Mr. Kalov sold 300,000 shares of Common Stock to the Company at a price of $6.50 per share. The Company paid for the purchased shares by cancelling Mr. Kalov's indebtedness to the Company under the Note in the amount of $1,905,105.04 and by paying approximately $44,894.96 to Mr. Kalov.

(d)  None.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Exhibit 1 sets forth the Amendment to Employment Agreement (the "Employment Agreement Amendment") between the Company and Mr. Kalov. Under the terms of the Employment Agreement Amendment, Mr. Kalov granted the Company, until January 3, 2000, a right of first refusal to purchase, at a price equal to 95% of the closing price of the stock as reported on the NASDAQ stock exchange on the date Mr. Kalov advises the Company in writing of his intended sale of the Common Stock, any Common Stock then presently held by the Company as collateral for the Note proposed in such written advice to the Company to be sold by Mr. Kalov at public sale. The information set forth in Exhibit 1 is incorproated herein by reference.






(1) Based on 6,044,023 shares of Common Stock outstanding as of August 13, 1997 (after deducting the 300,000 shares of Common
Stock sold by Mr. Kalov on such date), plus 571,736 shares of Common Stock subject to presently exercisable options.


Item 7.  Material to be Filed as Exhibits.

The exhibits accompanying this Amendment No. 1 are listed in the accompanying Exhibit Index located after the signature page.

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                        SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 /s/ Jerry Kalov
                                     Jerry Kalov


Dated:  August 18, 1997


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                       EXHIBIT INDEX




Exhibit No.    Exhibit

Exhibit 1 Amendment to Employment Agreement between Cobra Electronics Corporation and Jerry Kalov dated as of June 12, 1997 -- Filed as Exhibit No. 10-32 to the Company's Form 10-Q for the quarterly period ended June 30, 1997 (File No. 0-511), hereby incorporated by reference.

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